UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 15th July 2009	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit   I

Description

Communication dated 15th July 2009 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the announcement of Unaudited Quarterly financial results of the Bank for the 1st Quarter ended 30 th June 2009 and the press release in that regard.

15th July 2009

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Unaudited Financial Results for the quarter ended 30th June 2009

We attach herewith two files containing the unaudited financial results of the Bank for the First quarter ended 30th June 2009 as approved by the Board of Directors at its meeting held yesterday i.e. on 14th July 2009 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

sd/-

N. E. Venkitakrishnan

Dy Vice President

Legal & Secretarial

Exhibit I

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2009

(Rs. in lacs)

Particulars		Quarter ended 30.06.2009	Quarter ended 30.06.2008	Year ended 31.03.2009
		Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	409310	362173	1633227
	a) Interest/discount on advances/bills	301775	263638	1213675
	b) Income on Investments	103344	95121	400796
	c) Interest on balances with Reserve Bank of India and other inter bank funds	3551	2426	18426
	d) Others	640	988	330
2	Other Income	104365	59342	329061
3	A) TOTAL INCOME (1) + (2)	513675	421515	1962288
4	Interest Expended	223752	189826	891110
5	Operating Expenses (i) + (ii)	138058	128938	553282
	i) Employees cost	55934	54058	223820
	ii) Other operating expenses	82124	74880	329462
6	B) TOTAL EXPENDITURE (4) + (5) (excluding Provisions & Contingencies)	361810	318764	1444392
7	Operating Profit before Provisions and Contingencies (3) - (6)	151865	102751	517896
8	Provisions (Other than tax) and Contingencies	65882	34447	187970
9	Exceptional Items	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	85983	68304	329926
11	Tax Expense	25372	21869	105431
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	60611	46435	224495
13	Extraordinary items (net of tax expense)	—	—	—
14	Net Profit / (Loss) (12-13)	60611	46435	224495
15	Paid up equity share capital (Face Value of Rs.10/- each)	42618	42462	42538
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)			1422095
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.4%	12.2%	15.7%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	14.2	11.0	52.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	14.1	10.8	52.6
	(iv) NPA Ratios
	(a) Gross NPA	216345	150274	198807
	(b) Net NPA	65646	49607	62762
	(c) % of Gross NPA to Gross Advances	2.05%	1.54%	1.98%
	(d) % of Net NPA to Net Advances	0.6%	0.5%	0.6%
	(v) Return on assets (average) - not annualized	0.3%	0.3%	1.3%
18	Public Shareholding
	- No. of shares	343740266	342173776	342941109
	- Percentage of Shareholding	80.7%	80.6%	80.6%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—
	(b) Non - encumbered
	- No. of shares	82443000	82443000	82443000
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	19.3%	19.4%	19.4%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(Rs. in lacs)

Particulars		Quarter ended 30.06.2009	Quarter ended 30.06.2008	Year ended 31.03.2009
		Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	137569	105165	491701
b)	Retail Banking	384334	327291	1488083
c)	Wholesale Banking	211508	239154	1060584
d)	Other banking operations	54246	39110	214604
e)	Unallocated	—	351	351
	Total	787657	711071	3255323
	Less: Inter Segmental Revenue	273982	289556	1293035
	Income from Operations	513675	421515	1962288
2	Segment Results
a)	Treasury	40415	4350	48818
b)	Retail Banking	14379	30600	126893
c)	Wholesale Banking	37970	34223	124226
d)	Other banking operations	7429	6378	63551
e)	Unallocated	(14210)	(7247)	(33562)
	Total Profit Before Tax	85983	68304	329926
3	Capital Employed (Segment Assets - Segment Liabilities)
a)	Treasury	5937352	4603013	6369467
b)	Retail Banking	(3898529)	(3060561)	(3432730)
c)	Wholesale Banking	(224274)	(209018)	(1227185)
d)	Other banking operations	380991	353746	392407
e)	Unallocated	(2195540)	(1687180)	(2101959)
	Total	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	The above results have been approved by the Board at its meeting held on July 14, 2009.

2	During the quarter ended June 30, 2009, the Bank allotted 799,157 shares pursuant to the exercise of stock options by certain employees.

3	The Bank adopted the Basel 2 framework as of March 31, 2009. Accordingly the capital adequacy ratio (CAR) for June 30, 2009 and March 31, 2009 is as per Basel 2 framework and for June 30, 2008 is as per the Basel 1 framework.

4	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

5	As on June 30, 2009, the total number of branches (including extension counters) and the ATM network stood at 1,416 branches and 3,382 ATMs respectively.

6	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2009: Opening : nil ; Additions : 255 ; Disposals : 255 ; Closing position : nil.

7	These results for the quarter ended June 30, 2009, have been subjected to a “Limited Review” by the Statutory Auditors of the Bank.

8	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

9	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place :	Mumbai	Aditya Puri
Date :	July 14, 2009	Managing Director

(Rs. in lacs)

Summarised Balance Sheet	As at 30.06.2009	As at 30.06.2008
CAPITAL AND LIABILITIES
Capital	42618	42462
Equity Share Warrants	40092	40092
Reserves and Surplus	1488879	1289326
Employees’ Stock Options (Grants) Outstanding	535	735
Deposits	14573244	13091759
Borrowings	304915	666350
Other Liabilities and Provisions*	2161222	1729144
Total	18611505	16859868
ASSETS
Cash and balances with Reserve Bank of India	1181227	1581384
Balances with Banks and Money at Call and Short notice	186630	270119
Investments	6031075	4568491
Advances	10378519	9679687
Fixed Assets	196629	149819
Other Assets	637425	610368
Total	18611505	16859868

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 638315 lacs as on June 30, 2009 (previous year: Rs. 352595 lacs).

NEWS RELEASE

HDFC BANK LTD. – FINANCIAL RESULTS (INDIAN

GAAP) FOR THE PERIOD APRIL TO JUNE 2009

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter ended June 30, 2009 at its meeting held in Mumbai on Tuesday, July 14, 2009.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2009

For the quarter ended June 30, 2009, the Bank earned total income of Rs.5,136.8 crores, an increase of Rs.921.6 crores over the corresponding quarter ended June 30, 2008. Net revenues (net interest income plus other income) were Rs.2,899.2 crores for the quarter ended June 30, 2009, an increase of 25.1% over the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs.3,621.7 crores in the quarter ended June 30, 2008 to Rs.4,093.1 crores in the quarter ended June 30, 2009. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2009 was Rs.1,855.6 crores, driven by average asset growth of 10.5% and a net interest margin (NIM) of 4.1%. During the quarter, a portion of the bank’s surplus liquidity was parked in short-term money market instruments and liquid mutual funds. Most of this interest income was tax-free. Adjusted for the corresponding offset of a lower tax rate, the NIM was stable at around 4.2%.

Other income (non-interest revenue) registered strong growth of 75.9% from Rs.593.4 crores for the quarter ended June 30, 2008 to Rs.1,043.7 crores for the quarter ended June 30, 2009. The largest contributor to ‘Other Income’ for the quarter was fees and commissions of Rs.649.3 crores, up 27.0% over the corresponding quarter ended June 30, 2008. The other two major components of other income were foreign exchange/derivatives revenues of Rs.137.8 crores and profit/(loss) on revaluation/sale of investments of Rs.256.0 crores, as against Rs.157.4 crores and Rs.(77.6) crores respectively, for the quarter ended June 30, 2008. Operating expenses for the quarter ended June 30, 2009 were Rs.1,380.6 crores, against Rs.1,289.4 crores for the corresponding quarter ended June 30, 2008, and against Rs.1,396.2 crores for the preceding quarter ended March, 2009. The core cost to income ratio for the quarter was therefore at 52.2% as against 53.8% in the quarter ended June 30, 2008. The Operating Profit for the quarter ended June 30, 2009 grew by 47.8% to Rs.1,518.7 crores over the corresponding quarter of the previous year. Provisions (other than tax) and contingencies for the quarter were Rs.658.8 crores as against Rs.657.4 crores in the March 31, 2009 quarter. After providing Rs.253.7 crores for taxation, the Bank earned a Net Profit of Rs.606.1 crores, an increase of 30.5% over the corresponding quarter ended June 30, 2008.

Balance Sheet: As of June 30, 2009

The Bank’s total balance sheet size increased by Rs.17,516.4 crores to touch Rs.186,115.0 crores as of June 30, 2009. Total deposits were Rs.145,732 crores, up from Rs.130,918 crores as of June 30, 2008. With Savings account deposits at Rs.38,489 crores and Current account deposits at Rs.27,026 crores, the CASA mix was at 45% of total deposits as at June 30, 2009. Gross advances as at June 30, 2009 were Rs.105,288 crores, an increase of 7.7% over June 30, 2008 and of 5.0% over March 31, 2009. Retail loans at Rs.61,130 crores were 58.1% of gross advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at June 30, 2009 (computed as per Basel 2 guidelines) remained strong at 15.4%, as against the regulatory minimum of 9%. Tier-I CAR was 10.6% as of June 30, 2009.

BUSINESS UPDATE:

As of June 30, 2009, the Bank’s distribution network was 1,416 branches and 3,382 ATMs in 550 cities as against 1,229 branches and 2,526 ATMs in 444 cities as of June 30, 2008.

Portfolio quality as of June 30, 2009 remained healthy with gross non-performing assets at 2.1% of gross advances and net non-performing assets at 0.6% of net advances. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions was at 70% as of June 30, 2009 as compared to 67% as of June 30, 2008. The total NPA coverage ratio based on total provisions (specific and general) remained over 100%. Total restructured assets, including applications received for loan restructuring which were yet to be approved or implemented were 0.55% of the bank’s gross advances as of June 30, 2009. Of this amounts categorized as standard assets were 0.19% of the bank’s gross advances.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.